

05045424

February 18, 2005

Act: 1934
Section: 13(A)
Rule:
Public Availability: 2/18/2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: streetTRACKS Gold Trust
Incoming letter dated February 15, 2005

Based on the facts presented in your letter, this Division will not recommend enforcement action to the Commission if streetTRACKS Gold Trust complies with the certification requirements of Rules 13a-14 and 15d-14 of the Exchange Act of 1934, as applicable, by providing certifications in the exact form of the certification provided in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Deputy Chief Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2005

Mail Stop 4-2

Kathleen H. Moriarty
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: StreetTracks Gold Trust

Dear Ms. Moriarty:

In regard to your letter of February 15, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

CARTER LEDYARD & MILBURN LLP
Counselors at Law

Kathleen H. Moriarty
Partner
•
Direct Dial: 212-238-8665
E-mail: moriarty@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022
(212) 371-2720

February 15, 2005

David Lynn, Esq.
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request of World Gold Trust Services, LLC for Exemptive, Interpretative or No-Action Relief from the Application of the Certification Rules for Quarterly and Annual Reports under Section 302 of the Sarbanes-Oxley Act of 2002 and set forth in Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K

Dear Mr. Lynn:

We respectfully request on behalf of World Gold Trust Services, LLC ("WGTS"), the sponsor ("Sponsor") of the streetTRACKS®[1] Gold Trust ("Trust"), no-action relief from the Staff of the Commission as to the application to the Trust of the rules governing the certification of disclosure in quarterly and annual reports adopted by the Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX Act") and set forth in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Item 601(b)(31) of Regulation S-K.

The Sponsor believes that the relief requested in this letter is consistent with the public interest and the protection of investors and would further the purposes intended by the policies and provisions of the SOX Act and the Exchange Act.

1. The Trust and the Shares

A. The Trust's Passive Structure and Limited Activities

The Trust is an investment trust, formed on November 12, 2004 under New York Law pursuant to a trust indenture ("Indenture"). The Trust holds gold and from time to time (i) issues blocks of 100,000 shares ("Shares") (each block of 100,000 Shares, a "Basket") in exchange for

[1] streetTRACKS® is a registered service mark of State Street Corporation, an affiliate of State Street Global Markets, LLC, the marketing agent of the Trust.

deposits of gold and (ii) distributes gold in connection with the redemption of Baskets. The investment objective of the Trust is for the Shares to reflect the performance of the price of gold bullion less the expenses of the Trust's operations. The Indenture sets out the rights and duties of the Trustee and the Sponsor with respect to the operations of the Trust, a form of which has been filed as an exhibit to the Trust's Registration Statement (defined below). The Bank of New York acts as the trustee of the Trust ("Trustee") and HSBC Bank USA, N.A., through its London branch, acts as the custodian of the Trust's gold ("Custodian").

The Trust is a passive, unmanaged investment vehicle and has no directors, officers or employees. The Trust does not have an audit committee. The Trust acts only through its Trustee and Sponsor as permitted under and directed by the Indenture. The Trust's business or activity is limited to (i) issuing Baskets in exchange for the deposit of gold with the Trust and distributing gold from the Trust in connection with the redemption of Baskets, (ii) holding through its Custodian the gold on deposit with the Trust, and (iii) selling the Trust's gold on a periodic and as-needed basis to pay the Trust's ongoing expenses.[2]

The Trust is not an investment company under the Investment Company Act of 1940, as amended ("1940 Act"), and is not required to register under the 1940 Act. The Trust will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as amended ("CEA"), as administered by the Commodity Futures Trading Commission. The Trust is not a commodity pool for purpose of the CEA and neither the Sponsor nor the Trustee is subject to regulation as a commodity pool operator or a commodity trading adviser in connection with the Shares.

The Trustee is generally responsible for the day-to-day administration of the Trust. The Sponsor will generally oversee the performance of the Trustee and the Trust's principal service providers, but will not exercise day-to-day oversight over the Trustee and such service providers. As the Trustee will be responsible for overseeing the day-to-day operation of the Trust, the Sponsor will rely on certain information about the operations of the Trust provided by the Trustee, an unaffiliated party. The Trustee's principal responsibilities include (1) selling the Trust's gold as needed to pay the Trust's expenses (gold sales are expected to occur approximately monthly in the ordinary course), (2) calculating the net asset value ("NAV") of the Trust and the NAV per Share, (3) receiving and processing orders from authorized participants ("Authorized Participants") to create and redeem Baskets and coordinating the processing of such orders with the Custodian and The Depository Trust Company ("DTC"), and (4) monitoring the Custodian. The Trustee will also perform other activities incidental and necessary to carrying out the Trustee's related duties described in the Indenture.

WGTS is a Delaware limited liability company which was organized to act as the Trust's Sponsor. The Sponsor is a wholly-owned special purpose subsidiary of the World Gold Council

[2] For details about the calculation of the NAV of the Trust, see section I.B. of this letter. For a full explanation, see the section of the Trust's current prospectus ("Prospectus") contained in the Registration Statement (defined below) entitled "Description of the Trust Indenture — Valuation of Gold, Definition of Net Asset Value and Adjusted Net Asset Value". A copy of the Prospectus may be viewed by visiting the Trust's website at www.streettracksgoldshares.com.

("WGC"), a not-for-profit association registered under Swiss law. The WGC has a full board of directors and is composed of representatives of the members of the WGC and the WGC's chief executive officer. The board of directors has an executive committee composed of members of the board. The board of directors and its executive committee meet several times during the year. The board of directors, and, when the board is not in session, the executive committee on its behalf, is responsible for the management, control and direction of the activities, affairs and property of the WGC. The board of directors has an audit committee which is composed of members of the board. The audit committee's role is to assist the board in meeting its responsibilities in the areas of financial systems and controls, reporting, ethical standards and in overseeing the processes by which the WGC manages risk. The audit committee has unlimited access to both internal and external auditors. The WGC has executive officers who exercise oversight over the day-to-day operations of the WGC, including a chief executive officer, a treasurer, who fulfills the role of finance director, and a secretary. The WGC has a full management team and employees who carry out the day-to-day operations of the WGC. These operations include promoting the various uses of gold, research and development leading to new uses of gold and gold products and collecting and disseminating information about gold. The board of directors exercises oversight over the Sponsor and the Trust as part of its oversight of the overall activities of the WGC. As discussed below, the board of directors of the WGC and its audit committee will receive regular reports about the Trust.

The Sponsor has both a principal executive officer and a principal financial officer, but has no directors and no audit committee. The Sponsor has appointed an independent registered public accounting firm as its auditors. The Sponsor established the Trust and is responsible for the registration of the Shares. The Sponsor generally oversees the performance of the Trustee and the Trust's principal service providers, but does not exercise day-to-day oversight over the Trustee or such service providers. The Sponsor has designated the independent registered public accounting firm as auditors of the Trust and may from time to time employ legal counsel for the Trust. The Sponsor regularly communicates with the Trustee to monitor the overall performance of the Trust. The Sponsor, with assistance and support from the Trustee, is responsible for preparing and filing periodic reports on behalf of the Trust with the Commission and will provide any required certification for such reports. The Sponsor may direct the Trustee, but only as provided in the Indenture.

From time to time, the Sponsor will also interact with the WGC as its sole member, both on a scheduled and an informal basis. For example, the Sponsor's chief financial officer will present a status report about the Trust to the WGC's audit committee which formally meets twice yearly. The Sponsor's officers will also provide quarterly written reports about the Trust's status to the WGC's full board, which includes all the members of the WGC's audit committee. In addition, the Sponsor's chief financial officer will provide reports periodically to the WGC's audit committee with respect to the status of the Trust's compliance with Section 404 of the SOX Act. The Trust's auditors, the Sponsor's auditors and the audit firm engaged to monitor the Trust's compliance with Section 404 of the SOX Act will be asked to report to the WGC's audit committee at its biannual meetings. Additionally, they each will have direct access to the WGC's audit committee at any time.

The Custodian is responsible for the safekeeping of the gold deposited with the Trust by Authorized Participants in connection with the creation of Baskets. The Custodian also facilitates the transfer of gold in and out of the Trust through gold accounts it will maintain for Authorized Participants and the Trust. The Custodian is a market maker, clearer, approved weigher and an authorized gold depository under the rules of the London Bullion Market Association ("LBMA") and all gold held by the Trust must meet the gold delivery standards of the LBMA.

Because of the nature of the Trust, owners of Shares issued by the Trust ("Beneficial Owners") have limited rights as compared to holders of traditional equity securities. For example, Beneficial Owners do not have statutory rights normally associated with the ownership of shares of a corporation, such as the right to bring "oppression" or "derivative" actions. Beneficial Owners have no direct voting rights, except in limited circumstances. Beneficial Owners may remove the Trustee upon the vote of at least 66 2/3 % of the outstanding Shares. In addition, the Trustee may terminate the Trust upon the agreement of Beneficial Owners owning at least 66 2/3% of the outstanding Shares, and certain amendments to the Indenture will require 51% or unanimous consent of the Beneficial Owners. The Trust will not make any cash distributions on the Shares except (i) if the Trustee and the Sponsor determine that the amount of cash held by the Trust exceeds the Trust's anticipated expenses for the next 12 months and the excess amount is more than $0.01 per Share outstanding and (ii) upon the termination and liquidation of the Trust after satisfaction of the Trust's outstanding liabilities and establishment of any reserves.

The Sponsor filed a registration statement (Commission File No. 333-105202) and several amendments thereto on Form S-1 for its Shares pursuant to the Securities Act of 1933, as amended ("Securities Act"), (collectively, "Registration Statement"). The Registration Statement was declared effective on November 16, 2004. The Trust has registered its Shares under Section 12(b) of the Exchange Act on Form 8-A and the Shares trade on the New York Stock Exchange, Inc. ("NYSE"). The listing and the trading of the Shares on the NYSE are subject to the NYSE's listing requirements and rules.[3]

B. The Shares

As described further in this letter[4], Shares will be issued and redeemed by the Trust in Baskets only, and only Authorized Participants will be allowed to create or redeem Baskets. Each Authorized Participant will be registered as a broker-dealer under the Exchange Act and regulated by the National Association of Securities Dealers, Inc. ("NASD") or will be exempt from being, or otherwise not required to be, registered as a broker-dealer under the Exchange Act or regulated by the NASD. Certain Authorized Participants will be regulated under federal and state banking laws and regulations. In addition, Authorized Participants will be participants in DTC ("DTC Participants") and will have entered into a Participant Agreement ("Participant Agreement") with the Sponsor and the Trustee. Each Participant Agreement will detail the procedures for the creation and redemption of Baskets. The creation or redemption of Baskets generally requires the delivery to the Trust or the distribution by the Trust of the amount of gold

[3] The NYSE received Commission approval pursuant to Section 19(b) of the Exchange Act for approval of rules applicable to the trading of Shares (Release No. 34-50603 dated October 28, 2004).

[4] For a full description, see the section of the Prospectus entitled "Creation and Redemption of Shares."

and any cash represented by the Baskets being created or redeemed, the amount of which will be based on the combined NAV of the number of Shares included in the Baskets being created or redeemed determined on the day the order to create or redeem Baskets is properly received.

Pursuant to the terms of the Indenture and as described in the Prospectus[5], the Trustee will calculate the Trust's NAV on each business day by subtracting estimated accrued but unpaid fees, expenses and other liabilities of the Trust from the total value of the gold and all other assets of the Trust. In determining the Trust's NAV, the Trustee will value the gold held by the Trust based on the price of an ounce of gold as set by the five members of the London gold fix during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time ("London PM Fix").[6] The Trustee will make this determination on each business day at the earlier of the London PM Fix for such day or 12:00 p.m. New York time. If no London PM Fix is made on a particular business day or if the London PM Fix has not been announced by 12:00 p.m. New York time, the next most recent London gold price fix (a.m. or p.m.) will be used in the determination of the Trust's NAV, unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use in such determination, in which case the Trustee and the Sponsor will identify an alternate basis for such determination. The Trustee will also determine the Trust's NAV per Share by dividing the NAV of the Trust by the number of Shares outstanding.

Individual certificates will not be issued for Shares. Instead, one or more global certificates will be deposited by the Trustee with DTC and registered in the name of Cede & Co., as nominee for DTC. One or more global certificates will evidence all of the Shares outstanding at any time. Beneficial ownership of the Shares will be shown on the records of DTC, banks, brokers, dealers, trust companies and others that are DTC Participants and indirect participants who maintain a custodial relationship with a DTC Participant. At the Trust's expense, the Trustee will furnish to the DTC Participants for distribution to Beneficial Owners the annual reports, statements, notices, and other information applicable to the Trust and required by law (including the Exchange Act), regulation or rule. The Shares will be transferable only through DTC's book entry system.

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[5] For a full description, see the section of the Prospectus entitled "Description of the Trust Indenture-Valuation of Gold, Definition of Net Asset Value and Adjusted Net Asset Value."

[6] Orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a "trying price," reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As discussed in the Prospectus, the London gold price fix is widely viewed as a full and fair representation of all market interest at the time of the fix. As of September 1, 2004, the five members of the London gold fix were ScotiaMocatta (a division of the Bank of Nova Scotia), Deutsche Bank AG, HSBC Bank USA, N.A., Société Générale and Barclays Bank plc.

DTC or its nominee will be recognized as the record owner of Shares for all purposes. The Sponsor understands that under existing industry practice, in the event the Sponsor or the Trustee requests any action by Beneficial Owners with respect to the Shares or the Trust, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would enable the DTC Participants to take such action and the DTC Participants would enable the indirect participants and Beneficial Owners holding Shares through the DTC Participants to take such action and that DTC and the DTC Participants would otherwise act upon the instructions of the indirect participants and the Beneficial Owners.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of DTC as well as those of the DTC Participants and any broker, dealer, bank, trust company or other party that clears through or maintains a custodial relationship with the DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, based on information provided by DTC, the Trustee will furnish the required materials to the DTC Participants which, in turn, will be responsible for distributing them to the Beneficial Owners.

Individual Shares are currently listed on the NYSE, and will be listed there or on an other exchange and will be traded in the secondary market in the same manner as other equity securities. Bear Hunter Structured Products LLC, the member firm appointed by the NYSE to be the specialist of the Trust's Shares, will maintain a market for the Shares that trade on the NYSE. The price of the Shares trading in the secondary market will be based on a current bid/offer market. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve the Trust -- will be subject to customary brokerage commissions and charges. The Sponsor anticipates that the price at which the Shares will trade will not vary materially from the value of gold (less expenses) represented by such Shares due to the potential arbitrage opportunities resulting from the Trust's creation and redemption mechanics.

C. Brief Overview of the Creation and Redemption of Shares

The Trust will issue Baskets in exchange for a deposit of gold and, if applicable, a deposit of a specified cash payment as described more fully in Section 1.D. of this letter. Baskets will be offered by the Trust on a continuous basis on each business day based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The Trust will distribute gold and, if applicable, a cash amount in exchange for the delivery of Baskets for redemption as described briefly below and more fully in the Prospectus.[7]

Each Authorized Participant, upon execution of its Participant Agreement, will agree to comply with the pertinent standards of the LBMA with respect to the transfer of gold in and out of the Trust. Prior to initiating any creation or redemption order, an Authorized Participant must establish an unallocated bullion account ("Authorized Participant Unallocated Account") with the Custodian that will be used only for transactions with the Trust. The Custodian will not

[7] See the section of the Prospectus entitled "Creation and Redemption of Shares."

charge an Authorized Participant a fee to set up or maintain its Authorized Participant Unallocated Account as long as the Authorized Participant Unallocated Account is used solely for gold transfers to and from the Trust Unallocated Account (defined below) and the Custodian (or one of its affiliates) receives compensation for maintaining the Trust Allocated Account (defined below). Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Baskets.

Creations and redemptions of Baskets will require the delivery to or the distribution by the Trust of the amount of gold and any cash represented by the Baskets being created or redeemed. All gold will be delivered to and distributed by the Trust in unallocated form through credits and debits between Authorized Participant Unallocated Accounts and the Trust's unallocated bullion account ("Trust Unallocated Account"). Gold transferred to the Trust from an Authorized Participant Unallocated Account in unallocated form will first be credited to the Trust Unallocated Account. Thereafter, the Custodian will allocate specific bars of gold to the Trust representing the amount of gold credited to the Trust Unallocated Account (to the extent such amount is representable by whole bars). The allocated gold bars will be held in the Trust's allocated bullion account ("Trust Allocated Account"). The process is reversed for the delivery of gold to an Authorized Participant in connection with the redemption of Baskets.

All gold bullion represented by a credit to any Authorized Participant Unallocated Account and to the Trust Unallocated Account and all gold bullion held in the Trust Allocated Account with the Custodian must conform to the rules, regulations, practices and customs of the LBMA, including the specifications for a "London Good Delivery Bar." Typically referred to as 400-ounce bars, a London Good Delivery Bar must contain between 350 and 430 fine troy ounces of gold, with a minimum fineness (or purity) of 995 parts per 1,000 (99.5%), be of good appearance and be easy to handle and stack. A London Good Delivery Bar must also bear the stamp of one of the melters and assayers who are on the LBMA approved list.

D. Summary of Procedures for the Creation of Baskets

All orders to create Baskets ("Purchase Orders") must be received by the Trustee no later than the close of regular trading on the NYSE, usually 4:00 p.m. New York time, on each business day such order is placed in order for an Authorized Participant to purchase Baskets at the NAV of the Trust determined on the Purchase Order date. The Trustee will maintain a record of all Purchase Orders.

To create a Basket, an Authorized Participant must deposit gold ("Gold Deposit") together with, if applicable, an amount of cash specified by the Trustee ("Cash Deposit"). A Gold Deposit and any associated Cash Deposit are together referred to as a "Creation Basket Deposit." The amount of gold and cash (if any) included in a Creation Basket Deposit will be in the same proportion to the total assets of the Trust (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the Purchase Order is properly received as the number of Shares to be created under the Purchase Order is in proportion to the total number of Shares outstanding on the date the Purchase Order is received.

An Authorized Participant that places a Purchase Order must credit its Authorized Participant Unallocated Account with the required Gold Deposit amount by the end of the second business day in London following the Purchase Order date. Upon receipt of the Gold Deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on the third business day following the Purchase Order date the Gold Deposit amount from the Authorized Participant Unallocated Account to the Trust Unallocated Account and the Trustee will direct DTC to credit the Baskets ordered to the Authorized Participant's book-entry DTC account by or shortly after 9:00 a.m., New York time. The Trust will furnish a copy of its Prospectus to each Authorized Participant placing a Purchase Order.

Acting on standing instructions given by the Trustee in accordance with the terms of the Indenture, the Custodian will transfer the Gold Deposit amount from the Trust Unallocated Account to the Trust Allocated Account by transferring gold bars from its inventory to the Trust Allocated Account. The Custodian will use commercially reasonable efforts to complete the transfer of gold to the Trust Allocated Account prior to the time by which the Trustee is to credit the Basket to the Authorized Participant's DTC account; if, however, such transfers have not been completed by such time, the number of Baskets ordered will be delivered against receipt of the Gold Deposit amount in the Trust Unallocated Account.[8]

E. Rejection of Purchase Orders

The Trustee may reject a Purchase Order or a Creation Basket Deposit if (i) it determines that the Purchase Order or the Creation Basket Deposit is not in proper form, (ii) the Sponsor believes that the Purchase Order or the Creation Basket Deposit would have adverse tax consequences to the Trust or the Beneficial Owners, (iii) the acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful, or (iv) circumstances outside the control of the Trustee, the Sponsor or the Custodian make it for all practical purposes not feasible to process creations of Baskets.

F. Summary of Procedures for the Redemption of Baskets

All orders to redeem Baskets ("Redemption Orders") must be received by the Trustee no later than the close of regular trading on the NYSE, usually 4:00 p.m. New York time, on each business day such order is placed in order for an Authorized Participant to redeem Baskets at the NAV of the Trust determined on the Redemption Order date. The Trustee will maintain a record of all Redemption Orders.

By placing a Redemption Order, an Authorized Participant agrees to deliver the Baskets to be redeemed to the Trust not later than the third business day following the effective date of the Redemption Order.

[8] A full description of the procedures for the creation of Baskets can be found in the section of the Prospectus entitled "Creation and Redemption of Shares."

The redemption distribution from the Trust ("Redemption Distribution") will consist of: (1) a credit to the redeeming Authorized Participant's Authorized Participant Unallocated Account representing the amount of gold held by the Trust evidenced by the Shares being redeemed ("Gold Redemption Amount") plus or minus (2) the Cash Redemption Amount. The "Cash Redemption Amount" is equal to the value of all assets of the Trust other than gold less all estimated accrued but unpaid expenses and other liabilities, divided by the number of Baskets outstanding and multiplied by the number of Baskets included in the Authorized Participant's Redemption Order. The Trustee will distribute any positive Cash Redemption Amount through DTC to the account of the Authorized Participant as recorded on DTC's book entry system. If the Cash Redemption Amount is negative, the credit to the Authorized Participant Unallocated Account will be reduced by the number of ounces of gold equal in value to the negative Cash Redemption Amount, determined at the price of gold used in calculating the NAV of the Trust on the Redemption Order date.

The Custodian will transfer the Gold Redemption Amount from the Trust Allocated Account to the Trust Unallocated Account and, thereafter, to the redeeming Authorized Participant's Authorized Participant Unallocated Account.

G. Suspension or Rejection of Redemption Orders

The Trustee may, in its discretion, and will when directed by the Sponsor, suspend the right of redemption, or postpone the redemption settlement date (i) for any period during which the NYSE is closed other than customary weekend or holiday closings, or trading on the NYSE is suspended or restricted, (ii) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of gold is not reasonably practicable, or (iii) for such other period as the Sponsor determines to be necessary for the protection of the Beneficial Owners.

The Trustee will reject a Redemption Order if the order is not in proper form as described in the Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful.

H. Creation and Redemption Transaction Fee

To compensate the Trustee for its services in connection with processing the creation and redemption of Baskets, an Authorized Participant will be required to pay a transaction fee ("Transaction Fee") to the Trustee of $2,000 per order to create or redeem Baskets. An order may include multiple Baskets. The Transaction Fee may be reduced, increased or otherwise changed by the Trustee with the consent of the Sponsor. The Trustee shall notify DTC of any agreement to change the Transaction Fee and will not implement any increase in the Transaction Fee for the redemption of Baskets until 30 days after the date of the notice. A Transaction Fee may not exceed 0.10% of the value of a Basket at the time the creation and redemption order is accepted.[9]

[9] The Prospectus provides complete disclosure about the Transaction Fee in the section entitled "Creation and Redemption of Shares - Creation and Redemption Transaction Fee."

2. Overview of the Gold Market and the Trading Market for Shares

The global trade in gold consists of Over-the-Counter ("OTC") transactions in spot, forwards, and options and other derivatives, together with exchange-traded futures and options. The OTC market trades on a 24-hour per day continuous basis and accounts for most global gold trading. Liquidity in the OTC market can vary from time to time during the course of the 24-hour trading day. Fluctuations in liquidity are reflected in adjustments to dealing spreads. The period of greatest liquidity in the gold market generally occurs at the time of day when trading in the European time zones overlaps with trading in the United States, which is when OTC market trading in London, New York and other centers coincides with futures and options trading on the COMEX division of the New York Mercantile Exchange ("NYMEX"). This period lasts for approximately four hours each New York business day morning.

Market makers, as well as others in the OTC market, trade with each other and with their clients on a principal-to-principal basis. All risks and issues of credit are between the parties directly involved in the transaction. Market makers include the eight market-making members of the LBMA, the trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London bullion market.[10] As of September 1, 2004, the eight market-making members of the LBMA were Barclays Bank plc, Deutsche Bank AG, HSBC Bank USA, N.A. (London branch), J. Aron and Company (UK) (a division of Goldman Sachs), JPMorgan Chase Bank, ScotiaMocatta (a division of the Bank of Nova Scotia), Société Générale, and UBS AG. HSBC Bank USA, N.A. (London branch) is also the Custodian. The OTC market provides a relatively flexible market in terms of quotes, price, size, destinations for delivery and other factors. Bullion dealers customize transactions to meet clients' requirements. The OTC market has no formal structure and no open-outcry meeting place.

The main centers of the OTC market are London, New York and Zurich. Bullion dealers have offices around the world and most of the world's major bullion dealers are either members or associate members of the LBMA. Of the eight market-making members of the LBMA, five offer clearing services: Deutsche Bank AG, HSBC Bank USA, N.A., JPMorgan Chase Bank, ScotiaMocatta and UBS AG. As of September 1, 2004, there were a further 52 full members, plus a number of associate members around the world.

There are no authoritative published figures for overall world-wide volume in gold trading. There are certain published sources that suggest the significant size of the overall market. The LBMA publishes clearing statistics compiled from the five members offering clearing services.[11] The COMEX division of the NYMEX publishes price and volume statistics.

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[10] Further information about the LBMA may be found at www.lbma.org.uk.

[11] Information regarding clearing volume estimates by the LBMA can be found at www.lbma.org.uk/clearing_table.htm. The three measures published by LBMA are: volume, the amount of metal transferred on average each day measured in millions of troy ounces; value, measured in US dollars, using the monthly average London PM Fix price; and the number of transfers, which is the average number recorded each day. The statistics exclude allocated and unallocated balance transfers where the sole purpose is for overnight credit and physical movements arranged by clearing members in locations other than London.

Investors may obtain on a 24-hour basis, gold pricing information based on the spot price for an ounce of gold from various financial information service providers, such as Reuters and Bloomberg. Reuters and Bloomberg provide at no charge on their websites delayed information regarding the spot price of gold and last sale prices of gold futures, as well as information about news and developments in the gold market. Reuters and Bloomberg also offer a professional service to subscribers for a fee that provides information on gold prices directly from market participants. Complete real-time data for gold futures and options prices traded on the COMEX division of the NYMEX are available by subscription from Reuters and Bloomberg. There are a variety of other public websites providing information on gold, ranging from those specializing in precious metals to sites maintained by major newspapers, such as the Washington Post. Many of these sites offer price quotations drawn from other published sources and, as the information is supplied free of charge; it generally is subject to time delays. Like bond securities traded in the OTC market with respect to which pricing information is available directly from bond dealers, current gold spot prices are also generally available with bid/ask spreads from gold bullion dealers.

In addition, the Trust's website provides at no charge continuously updated bids and offers indicative of the spot price of gold, as well as an intraday indicative value per Share.[12] Notwithstanding that they are provided free of charge, the indicative spot price and intraday indicative value per Share are provided on a close to real-time basis.[13] The Trust's website also provides the NAV of the Trust as calculated each business day by the Trustee. Finally, the Trust's website provides the last sale price of the Shares as traded in the US market, subject to a 20-minute delay. The NYSE will provide on its own public website (www.nyse.com) a link to the Trust's website.

Because of the potential for arbitrage inherent in the structure of the Trust, the Sponsor believes that the Shares will not trade at a material discount or premium to the value of the underlying gold held by the Trust. The arbitrage process, which in general provides investors the opportunity to profit from differences in prices of assets, increases the efficiency of the markets, serves to prevent potentially manipulative efforts and can be expected to operate efficiently in the case of the Shares and gold. If the price of the Shares deviates enough from the price of gold to create a material discount or premium, an arbitrage opportunity is created. If the Shares are inexpensive compared to the gold that underlies them, an Authorized Participant, either on its own behalf or acting as agent for investors, arbitrageurs or traders, may buy Shares, immediately redeem Baskets in exchange for gold and sell the gold in the cash market at a profit. If the Shares are expensive compared to the gold that underlies them, an Authorized Participant may sell the Shares short, buy enough gold to create the corresponding number of Baskets, acquire

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[12] The intraday indicative value of the Shares is analogous to the intraday optimized portfolio value (sometimes referred to as the IOPV), indicative portfolio value and the intraday indicative value (sometimes referred to as the IIV) associated with the trading of exchange-traded funds. *See, e.g.,* Securities Exchange Act Release No. 46686 (Oct. 18, 2002) for a discussion of indicative portfolio value in the context of an exchange-traded fund.

[13] The Trust's website indicates that these values are subject to an average delay of 5 to 10 seconds.

the Baskets through the creation process and deliver the Shares to close out the short position. In both instances the arbitrageur serves to correct price discrepancies between the Shares and the underlying gold.

3. Requests for Relief

A. Introduction

The Sponsor, on behalf of the Trust, requests no-action relief from the Staff of the Commission regarding the application to the Trust of the rules governing the certification of disclosure in quarterly and annual reports adopted by the Commission pursuant to Section 302 of the SOX Act and set forth in Exchange Act Rules 13a-14 and 15d-14 and Item 601(b) (31) of Regulation S-K.

As discussed in Section I.A. above, the Trust is a passive vehicle which has no directors, officers or employees, nor does it have an audit committee. The Trust's purpose and activities are limited to issuing or redeeming Shares in exchange for deposits or distributions of gold, holding gold through the Custodian and selling gold to pay the Trust's expenses. The Trust acts only through the Trustee and the Sponsor and it cannot engage in any operational, business or other activities other than those ancillary or limited activities which are required or permitted under the Indenture, such as the regular valuation of the Trust's gold and the calculation of the NAV of the Trust. Furthermore, the Trust will not hold or service any revenue generating assets and, consequently, will not have any revenue to distribute to its Beneficial Owners. The Sponsor believes that the Trust's operations are less complex than most issuers who have been granted certification relief by the Staff of the Commission.

Given the passive nature of the Trust, the Sponsor believes that it is the party best situated to file the certifications required by, and to meaningfully comply with, Section 302 of the SOX Act, Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K. As discussed in Section I.A. above, the Sponsor generally oversees the performance of the Trustee and the Trust's principal service providers and regularly communicates with the Trustee to monitor the overall performance of the Trust. The Sponsor, with assistance and support from the Trustee, is responsible for preparing and filing periodic reports on behalf of the Trust with the Commission. Although the Sponsor does not have directors or an audit committee, it does have a principal executive officer, a principal financial officer and independent auditors.

B. Application of Certification Rules Adopted Under Section 302 of the SOX Act and Set Forth in Exchange Act Rules 13a-14 and 15d-14 and Item 601(b) (31) of Regulation S-K

The Trust is subject to the reporting requirements of Sections 13 and 15(d) of the Exchange Act and the certification requirements for quarterly and annual reports required by Section 302 of the SOX Act and set forth in Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K. On account of the Trust's lack of management and the limited nature of the Trust's activities, the Sponsor requests no-action relief from the Staff of the

Commission so that these certification requirements may be tailored as described below to fit the Trust's circumstances.

The Trust cannot technically comply with certain provisions of the certification form set forth in Item 601(b)(31) of Regulation S-K ("Certification Form"), as highlighted in bold text and discussed immediately below, because the text of such provisions recite facts that are not applicable to the limited structure of the Trust.

- "The **registrant's other certifying officer(s)** and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant ...."

The Trust has no officers and therefore cannot certify that "the registrant's other certifying officers" are responsible for disclosure controls. The Sponsor's proposal as set forth in Annex A is that both the principal executive officer and the principal financial officer of the Sponsor make these certifications. As discussed in Section 1.A. above, the Sponsor regularly communicates with the Trustee to monitor the overall performance of the Trust, and the Sponsor is the entity responsible for preparing and filing periodic reports on behalf of the Trust with the Commission. Tailoring the Certification Form to permit the officers of the Sponsor to make the required certifications is within the scope of the prior relief granted to passive entities in similar circumstances as discussed in Section 3.C. below.

- "The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and **the audit committee of the registrant's board of directors** (or persons performing the equivalent functions):"

As the Trust has no officers, board of directors or an audit committee, the Sponsor proposes to state that the certifying officers have disclosed the required information to the registrant's, WGTS' and WGC's auditors and to the audit committee of the WGC's board of directors (or persons performing the equivalent functions), as set forth in Annex A. As discussed in Section 1.A. above, each of the Sponsor and the WGC has appointed auditors and the Sponsor has appointed auditors for the Trust. Although the Sponsor does not have directors or an audit committee or any persons performing a similar function, its chief executive and chief financial officers will interact from time to time with its sole member, the WGC, which has an established audit committee. For example, the Sponsor's officers will provide quarterly written reports about the Trust's status to the WGC's full board, which includes all the members of the WGC's audit committee. In addition, the Sponsor's chief financial officer will provide reports periodically to the WGC's audit committee with respect to the status of the Trust's compliance with Section 404 of the SOX Act. Also, the Trust's auditors, the Sponsor's auditors and the audit firm engaged to monitor the Trust's compliance with Section 404 of the SOX Act will be asked to report to the WGC's audit committee at its biannual meetings. Further, they each will have direct access to the WGC's audit committee at any time. Given these facts, the Sponsor believes that the proposed modifications appropriately tailor the Certification Form and permit meaningful compliance with the requirements of Section 302 of the SOX Act, Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K.

Similarly, subparagraph b. of the same paragraph of the Certification Form states that the certifying officer has disclosed

- "b. any fraud, whether or not material, that involves **management or other employees** who have a significant role in the registrant's internal control over financial reporting…."

The Sponsor's proposes to substitute the word "persons" in place of the phrase "management or other employees" to correctly reflect the factual structure of the Trust which has no management or employees, as set forth in Annex A.

Lastly, the Certification Form requires that a separate certification be provided:

- "For **each principal executive officer and principal financial officer of the registrant**."

For the reasons described above, the Sponsor proposes to have the principal executive officer and the principal financial officer of the Sponsor sign the certifications, as set forth in Annex A.

This requested relief to permit modifications to the certification requirements of Section 302 of the SOX Act, Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K is substantially similar to the no-action relief which the Division of Corporation Finance ("Staff") has granted under the Hechinger Liquidation Trust (May 15, 2003) ("Hechinger"), Bank of America, N.A. (November 13, 2002) ("Bank of America") and Shelbourne Properties I Inc., et al (April 29, 2004) ("Shelbourne") no-action letters to entities with passive structures and limited operations.

C. Discussions and Precedents

The Staff of the Commission has agreed on several occasions to grant relief and permit modification of certain certification requirements where the limited structures of the applicants prevent strict compliance with all of the provisions in the Certification Form.

For example, in the Shelbourne letter, relief was granted to liquidation trusts which had no directors, audit committees or officers to permit modifications to the Certification Form to allow the trustees of the liquidation trusts to make the required statements. The trustees of the liquidation trust in the Hechinger letter were permitted by the Staff to make similar modifications to the Certification Form. In the Bank of America letter, relief was granted with respect to royalty trusts which were passive entities, acting merely as conduits for the proceeds of the trusts and distributions to shareholders. Like the liquidation trusts in the Hechinger and Shelbourne letters, the royalty trusts themselves had no directors, audit committees or officers. In addition to granting the requested relief, in the Hechinger and Bank of America letters the Staff expressed the view that the certification requirements may be tailored, where appropriate, to match the structural and operational characteristics of passive, limited purpose issuers such as the Trust.[14]

The Sponsor believes that the applicable certification requirements should be tailored to the unique characteristics of the Trust. As stated above, attached to this letter as Annex A is a form of certification proposed by the Sponsor for the Trust's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The Sponsor requests no-action relief to permit the filing of certifications in the form of Annex A in order to meet the Trust's certification requirements under Section 302 of the SOX Act, Exchange Act Rules 13a-14 and 15d-14 and Item 601(b)(31) of Regulation S-K. As the Sponsor is responsible for the registration of the Shares under the Securities Act and for the on-going submission on behalf of the Trust of the current, quarterly and annual reports required under the Exchange Act, th e Sponsor's officers will sign such required periodic reports. This being the case, the Sponsor believes its principal executive and financial officers are the appropriate parties to sign the certifications. Further, the Sponsor believes that each of the proposed modifications to the Certification Form set forth herein is consistent with the protection of investors.

Based on the foregoing, the Sponsor respectfully requests confirmation in writing from the Staff that it will not recommend enforcement action to the Commission if the Sponsor, on behalf of the Trust, files certifications executed by its principal executive and financial officers in the form of Annex A as an exhibit to the Quarterly Reports on Form 10-Q and the Annual Reports on Form 10-K which the Sponsor will file on behalf of the Trust.

* * * * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please do not hesitate to contact the undersigned at (212) 238-8665, Steven J. Glusband at (212) 238-8605 or Austin Keyes at (212) 238-8641.

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[14] We note that the Staff has previously tailored certification requirements in certain situations, see, for example, the modifications to the certification form permitted for use by "Asset-Backed Issuers" as such term was defined in a Staff statement originally published on August 29, 2002 and subsequently revised on February 21, 2003, as well as in the new Asset-Backed Securities Rule (Rel. Nos. 33-8518 and 34-50905, File No. S7-21-04) dated Dec. 22, 2004 and effective March 8, 2005. Modifications to the certification requirements were permitted to address the structural differences of these issuers, such as their lack of a principal executive officer or principal financial officer. The Staff has also granted no-action relief to other issuers which is substantially similar in effect to its treatment of Asset-Backed Issuers. See the Merrill Lynch Depositor, Inc. (March 28, 2003) and Mitsubishi Motors Credit of America, Inc. (March 27, 2003) no-action letters in which, for certification purposes, certain passive issuers were treated similarly to Asset-Basket Issuers.

If the Staff of the Commission believes that it is unable to concur with the Sponsor's position expressed in this letter, we would appreciate the opportunity to discuss the request for relief with the Staff prior to the issuance of a proposed negative response.



Kathleen H. Moriarty
Carter Ledyard & Milburn LLP
Counsel for World Gold Trust Services, LLC

Annex A

Proposed Form of Certificate:

I, [identify the certifying individual by name], certify that:

I have reviewed this [quarterly/annual] report of the streetTRACKS® Gold Trust ("Trust");

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) {and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))}[15] for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

{b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; }[16]

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

[15] This text will not be included in the certification until required as per the SEC transition provisions set forth in SEC. Rel. Nos. 33-8238 and 34-47986.

[16] This text will not be included in the certification until required as per the SEC transition provisions set forth in SEC. Rel. Nos. 33-8238 and 34-47986.

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's, World Gold Trust Services, LLC's and World Gold Council's auditors and the audit committee of World Gold Council's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves persons who have a significant role in the registrant's internal control over financial reporting.

Date:

By:
Name:
Title: [principal executive officer/principal financial officer of the registrant's sponsor]